

September 13, 2016

Via E-mail
Robert Stefanovich
Chief Financial Officer
17305 Daimler Street
Irvine, CA 92614

      Re: Cryoport, Inc.
            Schedule TO-I
            File No. 005-85385

            Registration Statement on Form S-4
            File No. 333-213091
            Filed August 30, 2016

Dear Mr. Stefanovich:

We have reviewed the above filings and have the following comment.

General

1. We note your response to prior comment 3 and are unable to agree with your conclusion that "the Offer will not cause the Original Warrants to cease being listed on the NASDAQ Capital Market" given that the exchange offer is an offer for all outstanding Original Warrants. Please provide further analysis explaining the basis upon which you have concluded that the purchase of this class of securities is not subject to Exchange Act Rule 13e-3.

*   *   *

Please contact Justin A. Kisner, Staff Attorney, at (202) 551-3788, or me at (202) 551-3444 with any questions.

            Sincerely,

            /s/ Perry J. Hindin

            Perry J. Hindin
            Special Counsel
            Office of Mergers and Acquisitions

cc: Via E-mail
        Anthony Ippolito, Esq.
        Snell & Wilmer L.L.P.